UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12B-25

NOTIFICATION OF LATE FILING

(Check One):[ X ] Form 10-K [   ] Form 20-F [   ] Form 10-Q
	    [   ] Form N-SAR

          For the Period Ended:               September 30, 1996
          [   ] Transition Report on Form 10-K
          [   ] Transition Report on From 20-F
          [   ] Transition Report on Form 11-K
          [   ] Transition Report on Form 10-Q
          [   ] Transition Report on Form N-SAR
          For the Transition Period Ended:______________________

If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

CASMYN CORP.

Full Name of Registrant


Former Name if Applicable

1335 GREG STREET, UNIT #104

Address of Principal Executive Office (Street and Number)

SPARKS, NV 89431

City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

[   ]	(a)  The reasons described in reasonable detail in
	            Part III of this form could not be eliminated
             without unreasonable effort or expense;
[ X ]	(b)  The subject annual report, semi-annual report,
             transition report on Form 10-K, Form 20-F, 11-K,
             Form N-SAR, or portion thereof, will be filed on
             or before the fifteenth calendar day following
             the prescribed due date; or the subject quarterly
             report of transition report on Form 10-Q, or
             portion thereof will be filed on or before the
             fifth calendar day following the prescribed due
             date; and
[   ]	(c)  The accountant's statement or other exhibit
             required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach Extra Sheets if Needed)

The Form 10-K for the period ended September 30, 1996 could not be filed in a timely manner because the audit of Vector Environmental Technologies Inc. ("VETI"), a significant subsidiary of Casmyn Corp. has not been completed. The Company estimates that the required audit report for VETI will be completed in time to file the 10-K for Casmyn on or before January 13, 1997.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Dennis E. Welling	       (702)	         331-5524
    (Name)     		    (Area Code)	   (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(D) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s)
    				     [ X ] Yes    [   ] No

_________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

				     [ X ] Yes    [   ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




CASMYN CORP.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  December 27, 1996    By:  /s/ Dennis E. Welling
                             -----------------------------
                             Dennis E. Welling, Controller

Response to Part IV, Item (3):

The Company estimates that its total assets as at September 30, 1996 will approximate $24,144,000 compared to $15.269,000 as at September 30, 1995. In addtion it is estimated that total revenues and net loss for the year ended September 30, 1996 will be approximately $916,000 and $5,652,000 respectively compared to $374,000 and $3,338,000 for the fiscal year ended Sepetmber 30, 1995.